SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of:  July, 2004

NORSKE SKOG CANADA LIMITED

(Name of registrant)

16th Floor, 250 Howe Street
Vancouver,
British Columbia, Canada, V6C 3R8

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F

Form 40-F   X

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes

No    X

(If "Yes" is marked, indicate the file number assigned to the registrant in connection with Rule 12g3-2(b).)

82-_______________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NORSKE SKOG CANADA LIMITED

By:

/s/ Valerie Seager_________________________
Name:  Valerie Seager
Title:     Corporate Secretary

Date:  July 8, 2004

EXHIBIT INDEX

Exhibit

Description of Exhibit

Page

1

News release dated July 7, 2004

07 July 2004

Norske Skog Canada Limited Completes Exchange Offer

Vancouver, B.C. – Norske Skog Canada Limited (TSE: NS) today announced that it had successfully completed its offer to exchange (the “Exchange Offer”) all of its outstanding unregistered 7⅜% Senior Notes due 2014, in an aggregate principal amount of U.S.$250,000,000, for an equal amount of its 7⅜% Senior Notes due 2014 registered under the Securities Act of 1933, as amended.

The expiration date for the Exchange Offer was 5:00 p.m., New York City time, on June 28, 2004, at which point all of the U.S.$250,000,000 aggregate principal amount of the outstanding 7⅜% Senior Notes due 2014 had been tendered for exchange.

For more information contact:

Ralph Leverton

Vice-President, Finance and CFO

604-654-4040